DEJOUR ENTERPRISES LTD.

Interim Financial Statements

Quarter Ended June 30, 2006

Dejour Enterprises Ltd.

Consolidated Interim Balance Sheet as at June 30, 2006 and December 31, 2005

(Unaudited – Prepared by Management)

	2006	2005
ASSETS

Current Assets
Cash	$22,653,685	$12,387,314
Accounts receivables and other	237,862	92,242

	22,891,547	12,479,556

Fixed Assets (Note 2)	112,119	111,643
Resource Properties (Note 3)	4,850,390	3,425,154

	$27,854,056	$16,016,353

LIABILITIES

Current Liabilities
Accounts payable and accrued expenses	$206,940	$312,222

	206,940	312,222

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share Capital (Note 4)	33,854,184	18,190,174
Contributed Surplus (Note 5)	643,226	279,085
Deficit	(6,850,294)	(2,765,128)

	27,647,116	15,704,131

	$27,854,056	$16,016,353

Approved on Behalf of the Board:

“Robert L Hodgkinson”

“Douglas W. Cannaday”

Robert L. Hodgkinson - Director

Douglas W. Cannaday – Director

Dejour Enterprises Ltd.

Consolidated Interim Statements of Loss and Deficit

For the Three Month Periods Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30

	2005	2005	2005	2005
Revenue

Interest and other income	$ 200,579	$ 28,677	$ 297,454	$ 39,185

Expenses
Exploration expenses	77,661	29,948	89,833	49,621
Interest expense	-	-	-	1,490
Investor relations	213,230	92,685	713,317	123,396
Foreign exchange gain (loss)	132,581	1,741	123,105	3,290
Office and general	101,464	78,902	180,810	109,289
Professional and consulting fees	154,406	166,444	293,304	224,802
Regulatory and filing fees	27,865	17,277	37,757	33,453
Stock based compensation (Note 5)	369,721	38,585	523,198	68,629
Taxes and others	491	-	9,235	-
Travel and accommodation	30,182	13,599	82,331	24,244
Write-down of resource property (Note 3)	-	-	2,329,730	-

	1,107,601	439,181	4,382,620	638,214

Net Loss for the Period	(907,022)	(410,504)	(4,085,166)	(599,029)

Deficit, Beginning of the Period	(5,943,272)	(1,341,734)	(2,765,128)	(1,153,209)

Deficit, End of the Period	$ (6,850,294)	$ (1,752,238)	$ (6,850,294)	$ (1,752,238)

Basic and Diluted Loss per share (Note 3)	$ (0.02)	$ (0.02)	$ (0.09)	$ (0.01)

Dejour Enterprises Ltd.

Consolidated Interim Statements of Cash Flows

For the Three Month Periods Ended June 30, 2006 and 2005

(Unaudited - Prepared by Management)

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30
	2006	2005	2006	2005

Operating Activities

Net loss for the period	$ (907,022)	$ (410,504)	$ (4,085,166)	$ (599,029)
Changes in non-cash working capital	(1,441,208)	(18,367)	(250,902)	(54,572)
Non-cash items:
Write-down of resource property (Note 3)	-	-	2,329,730	-
Non-cash stock based compensation expenses	369,721	38,585	523,198	68,629
Depreciation	8,098	-	14,613	-

	(1,970,411)	(390,286)	(1,468,527)	(584,972)

Investing Activities

Purchase of fixed assets	(14,089)	(45,766)	(15,089)	(114,724)
Expenditure in resource properties	(1,601,538)	(225,831)	(3,754,966)	(982,383)

	(1,615,627)	(271,597)	(3,770,055)	(1,097,107)

Financing Activities

Exercise of stock options	212,955	2,740	257,001	2,740
Proceeds (Expenses) from share issuance	6,220,062	(46,708)	15,247,952	5,694,997

	6,433,017	(43,968)	15,504,953	5,697,737

Increase (Decrease) in Cash	2,846,979	(705,851)	10,266,371	4,015,658

Cash, Beginning of the Period	19,806,706	6,314,347	12,387,314	1,592,838

Cash, End of the Period	$ 22,653,685	$ 5,608,496	$ 22,653,685	$ 5,608,496

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

1.

Nature of Operations and Significant Accounting Policies

During 2004, the Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange (“TSX-V”) and is currently exploring and developing early stage energy projects with a focus on oil and gas and uranium.

The Company is in the business of resource property exploration and development.  The recoverability of amounts recorded for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent ultimately upon attaining profitable operations from its resource property activities.  To date, the Company has not generated any revenues from these resource properties and will invest substantial funds in carrying out its planned exploration activities.  As a result, more losses are anticipated prior to the generation of any revenues.

2.

Fixed Asset

	Jun 30, 06	Dec 31, 05

Office furniture and equipment	$ 96,066	$ 84,806
Computer equipment	45,379	41,550

	141,445	126,356
Less: accumulated amortization	(29,326)	(14,713)

	$ 112,119	$ 111,643

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

3.

Resource Properties

Uranium Properties

The Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  Amounts capitalized, by project, include staking costs, recording fees and exploration expenses shown as below:

	Balance Dec 31, 2005	Exploration & Development	Balance Jun 30, 2006

Bozo	$ 3,298	$ 1,649	$ 4,947
Fleming	263,605	80,988	344,593
Gartner Lake	208,141	20,162	228,303
Hoppy North	22,080	5,099	27,179
Hoppy South	15,374	3,827	19,201
Maybelle River	178,372	15,439	193,811
Meanwell Lake	153,683	360,818	514,501
R-Seven	351,883	1,058,773	1,410,656
Sand Hill Lake	505,568	680,863	1,186,431
Sheila	9,948	2,322	12,270
Thornburn Lake	31,547	4,301	35,848
Umpherville Lake	13,447	3,197	16,644
Umpherville West	5,038	1,437	6,475
Virgin Trend North	342,978	191,131	534,109
Virgin Trend South	92,177	18,527	110,704

Total Uranium Properties	$2,197,139	$2,448,533	$4,645,672

Oil & Gas Properties

	Dec 31, 2005	Exploration & Development	Write-down	Jun 30, 2006

Lavaca Prospect	$ 163,622	$ 41,094	$ -	$ 204,716
Tinsley Prospect	1,064,391	984,324	(2,048,715)	-
Golden Prairie Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
	$ 1,228,015	$ 1,025,418	$(2,048,715)	$ 204,718

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of $2,329,730.  The Company currently holds interests in two oil and gas properties and has not yet determined if this property contains an economical resource.  The Company recorded these properties at $2.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

4.

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2004	15,795,962	$ 2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	$14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$18,190,174

Common shares issued in 2006
- for cash by private placements	8,071,333	$ 11,315,654
- for cash on exercise of warrants and agents options	3,618,125	3,932,298
- for cash on exercise of stock options	463,442	257,001
- contributed surplus reallocated on exercise of stock options	-	159,057

Balance at June 30, 2006	51,169,689	$ 33,854,184

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

4.

Share Capital (con’t)

During 2006, the Company completed the following:

In March 2006, the Company completed a private placement and issued 5,300,000 flow-through shares (“FTS”) at $1.50 per share.  Gross proceeds raised of $7,950,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”).  The Company paid finders’ fees of $477,000 and issued 424,000 warrants, exercisable at $1.65 per share before September 2, 2007.

In March 2006, the Company completed a private placement and issued 683,333 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceeds raised were $1,025,000.  The Company paid finders’ fees of $45,000 and issued 41,000 warrants, exercisable at $1.65 per share before December 31, 2007.

In April 2006, the Company completed a private placement and issued 2,088,000 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceed raised was $3,132,000.  The Company paid finders’ fees of $138,150 and issued 92,100 warrants, exercisable at $1.65 per share before December 31, 2007.

During 2005, the Company completed the following:

In January 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.  In connection with these private placements the Company paid finders’ fees of $37,125, paid other costs of $5,372 and issued 250,000 warrants to finders with each warrant being exercisable into a common share at a price of $0.65 per share to September 30, 2005.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In March 2005, the Company completed a private placement and issued a total of 8,076,923 units at $0.65 per unit for gross proceeds of $5,250,000.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.

In connection with these private placements the Company paid finders’ fees of $262,786, paid other costs of $61,036, issued 185,791 additional units as finders’ fees and issued 717,692 agent’s options.  The agents’ options are exercisable into units at a price of $0.70 per unit with each unit consisting on one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.  The grant date fair values of the finders’ fee units, agent’s options and the warrants have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

4.

Share Capital (con’t)

In September 2005, the Company completed a private placement and issued a total of 4,500,000 units at US$0.55 per unit for gross proceeds of CDN$2,914,808.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with this private placement the Company paid finders’ fees of $109,058, paid other costs of $19,582 and issued 306,736 warrants to finders with each warrant being exercisable into a common share at a price of $0.80 per share to March 17, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow-through common shares at $1.05 per share for total gross proceeds of $6,516,625.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007.

In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.  Proceeds from the flow-through common shares totaling $2,415,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”) of which none had been spent to December 31, 2005.

Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes.  In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

5.

Stock Options and Contributed Surplus

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2004	950,000	$ 0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	1,800,000	1.939
Options exercised	(463,442)	0.555
Options cancelled and expired	-	-

Balance, June 30, 2006	4,647,750	$ 1.071	2.39 years

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2004	$ 6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	523,198
Allocated to share capital on exercise of options	(159,057)

Balance, June 30, 2006	$ 643,226

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

6.

Warrants and Agents’ Options

Details of warrants outstanding as at June 30, 2006 are as follows:

Number	Price	Remaining Contractual Life

4,961,230	$ 0.80	0.71 years
13,115	0.85	0.71 years
1,584,233	1.10	1.46 years
1,360,667	1.65	1.50 years

7,919,245	$ 0.95	1.03 years

In addition, as part of the private placement closed in March 2005, the Company issued 717,692 agents’ options that are exercisable into units at a price of $0.70 per unit until March 17, 2007.  Each unit consists of one common share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into a common share at a price of $0.85 per share until March 17, 2007.  As at June 30, 2006, 1,231 of these agents’ options remain unexercised.

8.

Related Party Transactions

During the quarter ended June 30, 2006, the Company entered into the following transactions with related parties:

a)

The Company incurred $34,790 in fees to a private company controlled by the CEO and Director of the Company.

b)

The Company incurred $36,647 in fees to a private company controlled by the President and Director of the Company.

c)

The Company incurred $481 in expense reimbursement to the President and Director

d)

The Company incurred $25,966 in fees and $340 in expense reimbursements to a private company controlled by the CFO of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Dejour Enterprises Ltd.

Notes to the Interim Financial Statements

For the Three Month Period Ended June 30, 2006 and 2005

(Unaudited – Prepared by Management)

9.

Subsequent Events

As part of the December 2005 private placement, the Company issued 2,662,451 warrants to subscribers and agents, exercisable at $1.10 per share, expiring December 14, 2007.  The Company had the right to trigger early exercise of these warrants.  Such notice was provided June 28, 2006 to all warrant holders.  As at July 13, 2006, all of the $1.10 warrants were exercised.

Retamco Oil & Gas Project

In May 2006, the Company entered into a conditional Letter of Intent with Retamco Operating Co., a private Texas corporation, to acquire an interest in oil & gas leases located in the Piceance and Uinta Basins respectively in the States of Colorado and Utah.  These basins represent areas containing some of the hottest oil & gas opportunities today in the continental USA.

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of USD$22,124,545.50 in cash, stock, note and debentures.

The project consists of two project types. The “Natural Gas Resource” project is a well defined stratigraphic gas resource, covering 188,422 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The second project is a massive deep “Overthrust Oil” project covering 65,646 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk. According to Retamco, the project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent, having produced over 1 billion barrels to date.

Dejour owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The cost to Dejour includes USD$5 million cash, 5,500,000 DJE common shares valued at USD$10,726,700 ($2.17 CDN per share), a USD$5,000,000 zero coupon note maturing December 31, 2006 and the issuance of a USD$1,397,845.50 two-year 8% convertible debenture.

The current working interest partners are:

	‘Natural Gas Resource’	‘Overthrust Oil’

Dejour Energy (USA) Corp.	25%	12.5%
Brownstone Ventures (US) Inc.	10%	10%
Retamco Operating, Inc.	65%	77.5%